

April 11, 2011

Mr. Thomas G. Howitt
Chief Financial Officer
Genetic Technologies Limited
60-66 Hanover Street
Fitzroy, Victoria, 3065, Australia

  Re: Genetic Technologies Limited
     Form 20-F for the Year Ended June 30, 2010
     Filed on December 21, 2010
     File No. 000-51504

Dear Mr. Howitt:

   We have completed our review of your filing and do not have any further comments at this time.

         Sincerely,

         Gus Rodriguez
         Accounting Branch Chief